Exhibit 99.35

February 24, 2020

All Canadian Securities Regulatory Authorities

Dear Sirs:

Re: 2020 Annual General Meeting of GoldMining Inc.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	GoldMining Inc.
Meeting Type:	Annual General Meeting
CUSIP #:	38149E101
Class of Security entitled to receive Notice:	Common
Class of Security entitled to Vote:	Common
Record Date for Notice:	March 23, 2020
Record Date for Voting:	March 23, 2020
Beneficial Ownership Determination Date:	March 23, 2020
Meeting Date:	May 21, 2020
Place of Meeting:	Vancouver, British Columbia
Company sending materials directly to NOBOs:	No
Company to pay for delivery of materials to OBOs:	No
Notice-and-Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not applicable
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Yours truly,

GOLDMINING INC.

/s/ Patrick Obara

Patrick Obara
Chief Financial Officer and Secretary